OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three months ended

March 31, 2022

Osisko Development Corp. Consolidated Statements of Financial Position As at March 31, 2022 and December 31, 2021 (Unaudited)
(Expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2022	2021
	Notes	$	$
Assets

Current assets

Cash	3	56,801	33,407
Restricted cash	16	206,490	-
Amounts receivable	4	7,737	7,951
Inventories	5	25,053	18,596
Other current assets		4,939	1,471
		301,020	61,425
Non-current assets

Investments in associates	6	12,633	12,964
Other investments	6	32,156	49,516
Mining interests	7	488,790	475,621
Property, plant and equipment	8	81,641	83,712
Exploration and evaluation	9	3,640	3,635
Other assets		17,152	16,251
		937,032	703,124

Liabilities

Current liabilities

Accounts payable and accrued liabilities	10	36,091	25,117
Deferred premium on flow-through shares	14	573	914
Lease liabilities	12	2,514	8,104
Contract liability	13	3,800	3,822
Current Portion of long term debt	11	3,181	1,610
Subscription Receipt Liability	16	207,980	-
Environmental rehabilitation provision	15	2,870	2,287
		257,009	41,854

Non-current liabilities

Long term debt	11	3,848	2,154
Lease liabilities	12	750	1,762
Contract liability	13	22,482	20,998
Environmental rehabilitation provision	15	47,465	50,949
Deferred income taxes		1,154	1,205
		332,708	118,922

Equity

Share capital	16	754,185	714,373
Warrants	16	633	-
Contributed surplus		8,401	6,436
Accumulated other comprehensive income		(5,162)	6,764
Deficit		(153,733)	(143,371)
		604,324	584,202
		937,032	703,124

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed), Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	2

Osisko Development Corp. Consolidated Statements of Loss For the three months ended March 31, 2022 and 2021 (Unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

		2022	2021
	Notes	$	$

Revenues		9,167	-
Operating expenses
Cost of sales	18	(9,167)	-
Other operating costs	18	(15,246)	-
General and administrative	19	(7,807)	(4,864)
Exploration and evaluation, net of tax credits		(120)	(337)
Operating loss		(23,173)	(5,201)
Accretion expense		(447)	(114)
Share of loss of associates		(331)	(407)
Other income, net	20	1,588	839
Loss before income taxes		(22,363)	(4,883)

Income tax recovery (expense)		31	1,182

Net loss		(22,332)	(3,701)

Basic and diluted loss per share		(0.49)	(0.09)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	3

Osisko Development Corp. Consolidated Statements of Comprehensive (Loss) Income For the three months ended March 31, 2022 and 2021 (Unaudited)
(Expressed in thousands of Canadian dollars)

	2022	2021
	$	$

Net loss	(22,332)	(3,701)

Other comprehensive income (loss)
Items that will not be reclassified to the consolidated statements of loss
Changes in fair value of financial assets at fair value through comprehensive income	(361)	1703
Income tax effect	21	(476)
Items that may be reclassified to the consolidated statements of loss
Currency translation adjustments	384	(1,992)
Other comprehensive (loss) income	44	(765)

Comprehensive loss	(22,288)	(4,466)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	4

Osisko Development Corp. Consolidated Statements of Cash Flows For the three months ended March 31, 2022 and 2021 (Unaudited)
(Expressed in thousands of Canadian dollars)

		2022	2021
	Notes	$	$
Operating activities
Net loss		(22,332)	(3,701)
Adjustments for:
Share-based compensation		1,881	1,203
Depreciation		3,447	21
Accretion		447	120
Share of loss of associates		331	407
Change in fair value of financial assets at fair value through profit and loss		227	80
Unrealized gain on dilution		-	(1,391)
Foreign exchange loss (gain)		(524)	744
Deferred income tax expense (recovery)		(31)	(1,182)
Premium on flow-through shares	14	(341)	-
Proceeds from Contract liability	13	-	5,653
Other		(373)	468
Net cash flows used in operating activities before changes in non-cash working capital items		(17,268)	2,422
Changes in non-cash working capital items	22	372	(12,126)
Net cash flows used in operating activities		(16,896)	(9,704)

Investing activities
Mining interests		(9,661)	(28,532)
Property, plant and equipment		(3,373)	(7,267)
Exploration and evaluation expenses		(5)	(135)
Proceeds on disposals of investments		21,055	14,897
Acquisition of other investments		(4,438)	(671)
Other		(264)
Net cash flows used in investing activities		3,314	(21,708)

Financing activities
Private placements		42,390	38,841
Share issue expense	16	(2,130)	(2,581)
Deferred Financing Fees		(1,396)	-
Capital payments on lease liabilities	12	(4,992)	(647)
Long-term debt	11	3,870	-
Repayment of long-term debt	11	(605)	-
Net cash flows provided by financing activities		37,137	35,613

Increase in cash before impact of exchange rate		23,555	4,201
Effects of exchange rate changes on cash		(161)	(648)
Increase in cash		23,394	3,553

Cash - Beginning of period		33,407	197,427
Cash - End of period		56,801	200,980

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	5

Osisko Development Corp. Consolidated Statements of Changes in Equity For the three months ended March 31, 2022 (Unaudited)

(Expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other	Retained
		shares	Share		Contributed	comprehensive	earnings
	Notes	Outstanding	capital	Warrants	surplus	income (loss)	(deficit)	Total
			($)	($)	($)	($)	($)	($)
Balance - January 1, 2022		133,203,232	714,373	-	6,436	6,764	(143,371)	584,202

Net loss		-	-	-	-	-	(22,332)	(22,332)
Other comprehensive loss		-	-	-	-	44	-	44
Comprehensive loss		-	-	-	-	44	(22,332)	(22,288)
Private placements - Brokered	16	9,525,850	41,723	667	-	-	-	42,390
Share-issue costs		-	(2,096)	(34)	-	-	-	(2,130)
Share options - Share-based compensation		-	-	-	888	-	-	888

Equity-settled compensation plan		-	-	-	1,077	-	-	1,077

Shares issued - employee share purchase plan		35,223	185	-	-	-	-	185
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of taxes		-	-	-	-	(11,970)	11,970	-
								-
Balance - March 31, 2022		142,764,305	754,185	633	8,401	(5,162)	(153,733)	604,324

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	6

Osisko Development Corp. Consolidated Statements of Changes in Equity For the three months ended March 31, 2022 (Unaudited)

(Expressed in thousands of Canadian dollars except number of shares)

		Number of			Accumulated
		common			other	Retained
		shares	Share	Contributed	comprehensive	earnings
	Notes	Outstanding	capital	surplus	income (loss)	(deficit)	Total
			$	$	$	$	$
Balance - January 1, 2021		118,950,545	687,072	69	15,018	(2,593)	699,566

Net loss		-	-	-	-	(3,701)	(3,701)
Other comprehensive loss		-	-	-	(765)	-	(765)

Comprehensive loss		-	-	-	(765)	(3,701)	(4,466)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		-	-	-	18,529	(18,529)	-
Private placements - Non- brokered	16	10,862,195	6,157	-	-	-	6,157
Private placements - Flow- through	16	3,390,242	25,257	-	-	-	25,257
Issue costs on financings (net of income taxes)		-	(1,897)	-	-	-	(1,897)
Share options - Share-based compensation		-	-	623	-	-	623
Restricted share units from parent company -
Share-based compensation		-	-	541	-	-	541
Deferred share units to be settled in common shares-
Share-based compensation		-	-	235	-	-	235

Balance - March 31, 2021		133,202,982	716,589	1,468	32,782	(24,823)	726,016

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	7

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of operations

Osisko Development Corp. ("Osisko Development" or "the Company") is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North and Central America. The common shares of Osisko Development began trading on the TSX Venture Exchange ("TSX-V") on December 2, 2020 under the symbol "ODV". The Company's registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec.

The principal subsidiaries of the Company and their geographic locations at March 31, 2022 were as follows:

Entity	Jurisdiction	% ownership
Barkerville Gold Mines Ltd. ("Barkerville")	British Columbia	100%
Sapuchi Minera, S. de R.L. de C.V. ("Sapuchi")	Mexico	100%

Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia and the San Antonio gold project in Mexico.

As at March 31, 2022, the Company's working capital was $44.0 million, which included cash of $56.8 million, and, the Company incurred a loss of $22.3 million for the three months ended in March 31, 2022. With the financings in progress announced in February 2022 (note 16), management believes that the Company will have sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to close on the announced financings or to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to close on the announced financings within the expected timelines or at all, may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, unless otherwise noted.

The Board of Directors approved these condensed interim consolidated financial statements on May 12, 2022.

3. Cash

As at March 31, 2022 and December 31, 2021, cash held in U.S. dollars amounted respectively to US$9.5 million (CAD$11.9 million) and US$15.8 million (CAD$20 million).

8

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Amounts receivable

	March 31,	December 31,
	2022	2021
	$	$

Trade receivables	326	499
Exploration tax credits	6,532	6,648
Sales taxes	846	803
Other	33	1
	7,737	7,951

5. Inventories

	March 31,	December 31,
	2022	2021
	$	$
Current

Ore in stockpiles	4,798	4,194
Gold-in-circuit inventory	11,226	8,638
Refined precious metals	4,302	1,113
Supplies	4,727	4,651
Total current inventories	25,053	18,596

Non-current

Ore in stockpiles (note 14)(i)	-	-

(i) The non-current ore in stockpile is presented in other assets on the consolidated statements of financial position.

Refined precious metals, gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. The cost of ore stockpiles is increased based on the related current cost of production for the period. Stockpiles are segregated between current and non-current based on the period of planned usage.

9

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Investments in associates & other investments

Investments in associates

	March 31,	December 31,
	2022	2021
	$	$
Balance - Beginning of period	12,964	9,636
Acquisitions	-	1,748
Exercise of warrants	-	1,437
Share of loss and comprehensive loss, net	(331)	(1,703)
Net gain on ownership dilution	-	1,846
Balance - End of period	12,633	12,964

Other investments

	March 31,	December 31,
	2022	2021
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance - Beginning of period	6,952	1,892
Acquisitions	4,438	6,915
Exercises	-	(1,122)
Change in fair value	(381)	(733)
Balance - End of period	11,009	6,952

Fair value through other comprehensive income (shares)
Balance - Beginning of period	42,564	98,616
Acquisitions	-	2,850
Change in fair value	(362)	(15,847)
Disposals	(21,055)	(43,055)
Balance - End of period	21,147	42,564

Total	32,156	49,516

Other investments comprise common shares and warrants, almost exclusively from Canadian publicly traded companies and a convertible loan receivable of $8.5 million USD (CAD $10.6 million).

10

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Mining interests

	March 31,	December 31,
	2022	2021
	$	$
Cost - Beginning of period	475,621	385,802
Additions	13,079	136,492
Mining tax credit	-	(1,585)
Asset retirement obligation	(2,333)	19,522
Depreciation capitalized	140	4,136
Share-based compensation capitalized	253	2,127
Transfers	-	(11,221)
Impairment	-	(58,417)
Other adjustments	1,616	585
Currency translation adjustments	940	(1,820)

Cost - End of period	489,316	475,621

Accumulated depreciation - Beginning of period	-	-
Depreciation	517	-
Currency translation adjustments	9	-
Accumulated depreciation - End of period	526	-

Cost	489,316	475,621
Accumulated depreciation	(526)	-
Net book value	488,790	475,621

Osisko Gold Royalties holds a 5% NSR royalty on the Cariboo and Bonanza Ledge properties and a 15% gold and silver stream on the San Antonio property. The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville's interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

11

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Property, plant and equipment

	Land and Buildings	Machinery and Equipment	Construction- in-progress	March 31, 2022	December 31, 2021
	$	$	$	$	$

Cost- Beginning of period	18,859	50,133	24,249	93,241	25,713

Additions	347	2,413	787	3,547	58,153

Disposals	-	-	-	-	(166)

Write-off	(33)	(349)	-	(382)	(4,293)

Other adjustments	-	(2,853)	-	(2,853)	2,506

Transfers	-	12,057	(12,057)	-	11,221

Currency translation adjustments	3	320	(60)	263	107

Cost - End of period	19,176	61,721	12,919	93,816	93,241

Accumulated depreciation - Beginning of period	2,385	7,144	-	9,529	4,515

Depreciation	331	2,732	-	3,063	6,754

Other adjustments	-	(355)	-	(355)	2,496

Write-off	-	(81)	-	(81)	(4,236)

Currency translation adjustments	-	19	-	19	-
Accumulated depreciation - End of period	2,716	9,459	-	12,175	9,529

Cost	19,176	61,721	12,919	93,816	93,241

Accumulated depreciation	2,716	9,459	-	12,175	(9,529)

Net book value	16,460	52,262	12,919	81,641	83,712

Property, plant and equipment includes right-of-use assets with a carrying value of $4.8 million as at March 31, 2022 ($12.9 million as at December 31, 2021).

12

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Exploration and evaluation

	March 31,	December 31,
	2022	2021
	$	$

Net book value - Beginning of period	3,635	41,870
Additions	5	3,783
Impairment	-	(42,018)
Net book value - End of period	3,640	3,635

Cost	103,847	103,842
Accumulated impairment	(100,207)	(100,207)
Net book value - End of period	3,640	3,635

10. Accounts payable and accrued liabilities

	March 31,	December 31,
	2022	2021
	$	$
Trade payables	23,787	11,756
Other payables	5,148	5,335
Income taxes payable	-	65
Accrued liabilities	7,156	7,961
	36,091	25,117

13

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Long-term debt

	March 31,	December 31,
	2022	2021
	$	$

Balance - Beginning of period	3,764	-
Additions- mining equipment financing	3,870	4,015
Repayment of liabilities	(605)	(251)
Balance - End of period	7,029	3,764

Current long term debt	3,181	1,610
Non-current long term debt	3,848	2,154
	7,029	3,764

12. Lease liabilities

The movement of the lease liabilities for the three months ended March 31, 2022 is as follows:

	March 31,	December 31,
	2022	2021
	$	$
Balance - Beginning of period	9,866	2,035
Additions	-	13,576
Repayment of liabilities	(4,992)	(5,745)
Lease modifications and extinguishment	(1,610)	-
Balance - End of period	3,264	9,866

Current liabilities	2,514	8,104
Non-current liabilities	750	1,762
	3,264	9,866

13. Contract liability

On November 20, 2020, Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was contributed in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10 year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability's financing component is 24%.

14

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Contract Liability (continued)

The movement of the contract liability is as follows:

	March 31,	December 31,
	2022	2021
	$	$

Balance - Beginning of period	24,820	14,007
Deposits	-	5,652
Accretion on the contract liability's financing component	1,518	5,169
Cumulative catch-up adjustment	(351)	507
Currency translation adjustment	295	(515)
Balance - End of period	26,282	24,820

Current liabilities	3,800	3,822
Non-current liabilities	22,482	20,998
	26,282	24,820

Under IFRS 15, the stream agreement is considered to have a significant financing component. The Company therefore records notional non-cash interest, which is subject to capitalization into Mining interests, as borrowing costs.

14. Flow-through shares liability

	March 31,	December 31,
	2022	2021
	$	$

Balance - Beginning of period	914	-
Deferred premium on flow-through shares issued, net of share issue costs	-	7,885
Recognition of deferred premium on flow-through share	(341)	(6,971)
Balance - End of year	573	914

The Company is committed to spending the proceeds on exploration activities by December 31, 2022. As at March 31, 2022, the balance remaining to be spent totals $2.4 million.

15

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Environmental rehabilitation provision

	March 31,	December 31,
	2022	2021
	$	$
Balance - Beginning of period	53,236	34,601
Acquisition of San Antonio gold project	-	-
New liabilities	195	20,433
Revision of estimates	(3,163)	(1,457)
Accretion expense	447	1,192
Settlement of liabilities / payment of liabilities	(463)	(1,240)
Currency translation adjustment	83	(293)
Balance - End of period	50,335	53, 236

Current liabilities	2,870	2,287
Non-current liabilities	47,465	50,949
	50,335	53,236

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, property, plant and equipment and exploration and evaluation assets. As at March 31, 2022, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $62.6 million. The weighted average actualization rate used is 6.32% and the disbursements are expected to be made between 2022 and 2030 as per the current closure plans.

16

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Share capital and warrants

Shares

Authorized: unlimited number of common shares, without par value

Issued and fully paid: 142,764,305 common shares

2022 Brokered private placement

On March 2, 2022, the Company completed a Brokered Private Placement issuing 9,525,850 Brokered Units at a price of $4.45 for gross proceeds of $42.4 million and 13,732,900 Brokered Subscription Receipts at a price of $4.45 for gross escrowed proceeds of $61.1 million. Each Brokered Unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $7.60 per common share for a period of 5 years following the closing date of the Brokered Private Placement. Each Brokered Subscription Receipt will entitle the holder to receive, upon the satisfaction of the Brokered Escrow Release Condition (as defined below), and without payment of additional consideration, one Brokered Unit. Issuance costs related to the Brokered Units issued amounted to $2.1 million and have been allocated against the common shares and warrants issued. Issuance costs of $1.3 million related to the issuance of Brokered Subscription Receipts are recognized as deferred financing fees, included in other current assets in the statements of financial position. The fair value of the warrants issued was evaluated using the residual method and were valued at $0.6 million, net of issuance costs.

The Brokered Subscription Receipts will be automatically converted into Units, and the escrowed proceeds and interest earned thereon (less Underwriters' Fee payable in respect of the Subscription Receipts) will be released to the Company, provided that on or before June 15, 2022, the following Brokered Escrow Release Conditions have been satisfied: (a) the completion, satisfaction or waiver of all conditions precedent to the Tintic acquisition in accordance with the Tintic definitive agreements; and (b) the Company and the Underwriters, having delivered a completion notice and direction to the Escrow Agent in accordance with the terms of the Subscription Receipt Agreement confirming that the condition set forth in (a) above has been met. The Brokered Private Placement is subject to final acceptance of the TSX-V and other regulatory approvals.

2022 Non-Brokered private placements

The Company completed three tranches of the Non-Brokered Private Placements, issuing Non-Brokered Subscription Receipts at a price of USD$3.50 (i) the first tranche closed on March 4, 2022 issuing 24,215,099 Non-Brokered Subscription Receipts for gross proceeds of USD $84.8 million (CAD $108.1 million) (ii) the second tranche of the Non-Brokered Private Placement closed on March 29, 2022 issuing 9,365,689 Non-Brokered Subscription Receipts for gross proceeds of USD $32.8 million (CAD $41 million), and (iii) the third tranche of the Non-Brokered Private Placement closed on April 21, 2022 issuing 512,980 Non-Brokered Subscription Receipts for gross proceeds of USD $1.8 million (CAD $2.2 million).

Each Non-Brokered Subscription Receipt will entitle the holder to receive, upon the satisfaction of the Non-Brokered Escrow Release Condition (as defined below), and without payment of additional consideration, one Unit. Each Unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of USD$6.00 per common share for a period of 5 years from the date of issue. These warrants represent a financial liability as the exercise price per share is denominated in USD, different from the Company's CAD functional currency. As such, they will be recognized at fair value when the release condition is satisfied and will subsequently be re-measured with the change in fair value being recognized in the statement of loss. Issuance costs incurred as of March 31, 2022 amounted to $1.4 million related to the issuance of Non-Brokered Subscription Receipts are recognized as deferred financing fees included in other current assets the statements of financial position.

The Non-Brokered Subscription Receipts will be automatically converted into Units, and the escrowed proceeds and interest earned thereon will be released to the Company, upon listing the Company's common shares on the New York Stock Exchange on or before June 15, 2022 (the "Non-Brokered Escrow Release condition"). The Non-Brokered Private Placement is subject to final acceptance of the TSX-V and other regulatory approvals.

Escrowed proceeds (net of Broker commissions paid) of $206.5 million from both the Brokered and Non-Brokered Private placements are reflected as restricted cash and a corresponding subscription receipt liability of $208 million has been recognized in the statements of financial position as of March 31, 2022. In the event that Escrow Release Conditions are not met under the terms of the escrow agreements, all Subscription Receipt proceeds from both Brokered and Non-Brokered Financings are redeemable.

17

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Share Capital and warrants (continued)

2021 Non-brokered private placement

In January and February 2021, Osisko Development closed the first and final tranches respectively of a non-brokered private placement for 10,862,195 units of Osisko Development at a price of $7.50 per unit (or the Canadian dollar equivalent of US$5.75 per unit) for aggregate gross proceeds of approximately $79.8 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share (or the prevailing U.S. dollar equivalent at the time of exercise) on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $1.1 million.

2021 Flow-Through and Charity Flow-Through financing

In March 2021, the Company closed a bought deal private placement of: (i) 2,055,742 flow-through shares ("FT Shares") of the Company at a price of $9.05 per FT Shares; and (ii) 1,334,500 charity flow-through shares of the Company ("Charity FT Shares") at a price of $11.24 per Charity FT Share, for aggregate gross proceeds of $33.6 million. The carrying value of the FT shares and the Charity FT shares is presented net of the liability related to the premium on FT shares of $7.9 million, which was recorded at the date of the issuance of the FT shares and the Charity FT shares. Share issue expenses related to this private placement amounted to $1.5 million.

Employee Share Purchase Plan

The Company offers an employee share purchase plan to its employees. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee's contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceeds 10% of the issued and outstanding common shares of the issuer at the time of the acquisition.

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

		March 31, 2022	December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$

Balance - Beginning of period	14,789,373	10.00	9,358,525	10.00
Issued - Brokered private placement (i)	9,525,850	7.60	-	-
Issued - Non-brokered private placement(i)	-	-	5,431,098	10.00
Warrants exercised	-	-	(250)	10.00
Balance - End of period (i)	24,315,223	9.06	14,789,373	10.00

(i) The warrants have a maturity date of December 1, 2023 and March 2, 2027

18

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Share-based compensation

Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company's plan:

	March 31, 2022		December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
		exercise		exercise
	options	price	options	price
		$		$

Balance - Beginning of period	2,093,600	7.07	1,199,100	7.62

Granted	-	-	1,005,600	6.47
Forfeited	(28,000)	5.40	(111,100)	7.55
Balance - End of period	2,065,600	7.09	2,093,600	7.07
Options exercisable - End of period	-	-	-	-

The following table summarizes the share options outstanding as at March 31, 2022:

			Options outstanding
			Weighted
			average
		Exercise	remaining contractual
Grant date	Number	price	life (years)
		$
December 22, 2020	1,102,100	7.62	3.73
February 4, 2021	31,600	8.10	3.85
June 23, 2021	547,100	7.10	4.23
August 16, 2021	149,700	5.63	4.38
November 12, 2021	235,100	5.40	4.62
	2,065,600	7.09	4.01

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2022, the total share-based compensation related to share options granted under the Company's plan on the consolidated statements of loss amounted to $1.3 million ($0.4 million for the three months ended March 31, 2021) including $0.2 million capitalized to mining interests and exploration and evaluation assets ($0.2 million for the three months ended March 31, 2021).

19

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Share-based compensation (continued)

Deferred and restricted share units ("DSU" and "RSU")

The Company offers a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package. All such plans are classified as equity-settled plans.

The following table summarizes information about the DSU and RSU movements:

		March 31, 2022	December 31, 2021
	DSU(i)	RSU	DSU(i)	RSU

Balance - Beginning of period	239,350	1,036,180	170,620	-
Granted	-	-	68,730	599,000
Replacement RSU granted(ii)	-	-	-	458,450
Forfeited	-	-	-	(21,270)
Balance - End of period	239,350	1,036,180	239,350	1,036,180
Balance - Vested	-	-	-	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) Following the launch of Osisko Development, Osisko Gold Royalties and Osisko Development mutually agreed that a pro-rata portion of the outstanding long-term equity incentive compensation awarded by Osisko Gold Royalties to their employees that transferred to Osisko Development would be exchanged for restricted shares units of Osisko Development ("Replacement RSU") and the related Osisko Gold Royalties RSUs would be cancelled. Accordingly, on June 1, 2021, 458,450 Replacement RSU were granted to officers and employees who held Osisko Gold Royalties RSUs that were cancelled. The maturity date is the same as the maturity date of the corresponding Osisko Gold Royalties RSUs cancelled. Replacement RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.

The remaining RSUs granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the Company's DSU and RSU plans for the three months ended March 31, 2022 amounted to $0.6 million ($0.2 million for three months ended March 31, 2021) and $0.1 million capitalized to mining interests (nil for the three months ended March 31, 2021).

Based on the closing price of the common shares at March 31, 2022 ($4.19) and considering a marginal income tax rate of 53.3%, the estimated amount that the Company is expected to transfer to the tax authorities to settle the employees' tax obligations related to the RSU and DSU outstanding amounts to $2.8 million ($2.7 million as at December 31, 2021).

Parent Company's share based compensation

Prior to the RTO transaction, the Parent Company offered a share option plan and a RSU plan for the benefit of the Company's senior management and directors. The fair value of the share options and RSU is recognized as compensation expense over the vesting period. For the three months ended March 31, 2022, the total share-based compensation related to share options and RSUs granted under the Parent Company's plan on the consolidated statements of loss was an expense of $0.1 million ($0.8 million for the three months ended March 31, 2021).

20

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Cost of sales and other operating costs

	March 31,	March 31,
	2022	2021
	$	$
Salaries and benefits	2,882	-
Share-based compensation	125	-
Royalties	458	-
Contract services	8,956	-
Raw materials and consumables	3,903	-
Operational overhead and write-downs	4,682	-
Depreciation	3,407	-
	24,413	-

19. General and administrative expenses

	March 31,	March 31,
	2022	2021
	$	$

Salaries and benefits	1,368	1,787
Share-based compensation	1,756	1,203
Insurance	385	138
Depreciation	40	21
Other administrative expenses	4,258	1,715
	7,807	4,864

21

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Other income, net

	March 31,	March 31,
	2022	2021
	$	$

Interest income, net	83	312
Foreign exchange gain (loss)	369	(1,065)
Premium on flow-through shares	341	469
Gain on dilution	-	1,391
Other	795	(268)
	1,290	839

21. Loss per share

	March 31,	March 31,
	2022	2021
	$	$

Net loss attributable to shareholders of the Company	(22,332)	(3,701)

Basic and diluted weighted average number of common shares outstanding	45,433,489	42,955,117

Net loss per share, basic and diluted	(0.49)	(0.09)

The weighted average basic and diluted shares outstanding for all the periods presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Excluded from the calculation of the diluted loss per share for the three months ended March 31, 2022 are 24,315,223 (8,105,074 post share consolidation) common share purchase warrants and 2,065,600 (688,533 post share consolidation) stock options, as their effect would be anti-dilutive.

22. Supplementary cash flows information

	March 31,	March 31,
	2022	2021
	$	$
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	214	(717)
Increase in inventory	(6,417)	(8,691)
Increase (decrease) in other current assets	(1,005)	358
Increase (decrease) in accounts payable and accrued liabilities	7,580	(3,076)
	372	(12,126)

22

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3-Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				March 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss
Convertible loan receivable	-	-	10,622	10,622
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	354	354
Other minerals	-	-	33	33
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	14,674	-	-	14.674
Other minerals	6,473	-	-	6,473
	21,147	-	11,009	32,156

23

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Fair value of financial instruments (continued)

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss
Convertible loan receivable	-	-	6,339	6,339
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	571	571
Other minerals	-	-	42	42
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	35,714	-	-	35,714
Other minerals	6,850	-	-	6,850
	42,564	-	6,952	49,516

During the period ended March 31, 2022 and 2021 there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the three months ended March 31, 2022 and the year ended December 31, 2021:

	March 31,	December
	2022	31, 2021
	$	$

Balance - Beginning of period	6,952	1,892
Acquisitions	4,438	6,915
Warrants exercised	-	(1,122)
Change in fair value - warrants exercised (i)	-	300
Change in fair value - expired (i)	(287)	(15)
Change in fair value - held at the end of the year (i)	(94)	(1,018)

Balance - End of period	11,009	6,952

(i) Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at March 31, 2022 and December 31, 2021.

24

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Segmented information

The chief operating decision-maker organizes and manages the business under operating segments, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follows as at March 31, 2022 and December 31, 2021:

	March 31, 2022
	Canada	Mexico	Total
	$	$	$
Other assets (non-current)	4,264	12,888	17,152
Mining interest	404,886	83,904	488,790
Property, plant and equipment	59,360	22,281	81,641
Exploration and evaluation assets	3,640	-	3,640
Total non-current assets	472,150	119,073	591,223

	December 31, 2021
	Canada	Mexico	Total
	$	$	$
Other assets (non-current)	3,767	12,484	16,251
Mining interest	394,329	81,292	475,621
Property, plant and equipment	61,520	22,192	83,712
Exploration and evaluation assets	3,635	-	3,635
Total non-current assets	462,148	115,968	578,116

25

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Segmented information (continued)

	Canada	Mexico	Total
	$	$	$

For the period ended March 31, 2022
Revenues	9,167	-	9,167
Cost of sales	(9,167)	-	(9,167)
Other operating costs	(7,372)	(7,874)	(15,246)
General and administrative expenses	(6,657)	(1,150)	(7,807)
Exploration and evaluation	(120)	-	(120)
Operating Loss	(14,149)	(9,024)	(23,173)

For the period ended March 31, 2021
General and administrative expenses	(4,378)	(486)	(4,864)
Exploration and evaluation	(337)	-	(337)
Operating Loss	(4,715)	(486)	(5,201)

During the three months ended March 31, 2021, revenue, cost of sales and other operating costs were $nil.

26

Osisko Development Corp. Notes to the Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26. Proposed acquisition of Tintic Consolidated Metals

On January 25, 2022, Osisko Development announced that it had entered into definitive agreements with IG Tintic LLC and Ruby Hollow LLC (together the "Vendors") to acquire 100% of Tintic Consolidated Metals LLC (the "Tintic Acquisition"). On completion of the Tintic Acquisition, Osisko Development will acquire 100% ownership of the producing Trixie mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District.

Pursuant to the terms of the Tintic Acquisition, Osisko Development will acquire 100% of Tintic from the Vendors for aggregate payments at closing totaling approximately US$177 million, of which approximately US$54 million will be paid in cash and approximately US$123 million will be paid by the issuance of 35,099,611 common shares of Osisko Development at a price of C$4.3183 per share (as adjusted by the 3:1 share consolidation, effective in May 4, 2022).

In addition, Osisko Development will pay the Vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or common shares at Osisko Development's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled ore extracted from the Trixie mine since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

Osisko Bermuda Limited has entered into a non-binding metals stream term sheet (the "Tintic Stream") with a wholly- owned subsidiary of Osisko Development. The upfront cash payment under the Tintic Stream, of at least US$20 million and up to US$40 million, will be used by Osisko Development to fund a portion of the cash consideration payable on closing of the Tintic Acquisition. In the event that the full amount of US$40 million is drawn, Osisko Development will deliver to Osisko Bermuda a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold and 4.0% thereafter.

The Tintic Acquisition is expected to close in the second quarter of 2022, subject to satisfaction of regulatory approvals and customary closing conditions.

27. Subsequent events

Share Consolidation

On April 26, 2022, the shareholders and board of directors of the Company approved a share consolidation on a 3 for one basis, subject to receipt of necessary approvals. The share consolidation was effective May 4, 2022.

Private Placements

Refer note 16.

27